                                                                    EXHIBIT 99.1






                      Consolidated Financial Statements of

                              BEAUCELAND CORPORATION
                       AND PREDECESSOR COMPANY (MAAX INC.)

      For the three-month and twelve-month periods ended February 28, 2005

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                          Consolidated Balance Sheets
                          (In thousands of US dollars)

                                                                                 BEAUCELAND
                                                                   MAAX INC.    CORPORATION
                                                                 February 29,   February 28,
                                                                     2004           2005
                                                                 ------------   ------------
                                                                    Audited       Audited
Assets

Current assets :
     Cash and cash equivalents                                     $   4,467      $   5,459
     Accounts receivable, less allowance for doubtful accounts
       and credit notes of $3,025 in 2004 and $3,881 in 2005          64,012         58,080
     Income taxes receivable                                               -          8,284
     Inventories (note 3)                                             45,684         44,587
     Prepaid expenses                                                  3,293          4,321
     Assets held for sale                                                  -          1,545
     Deferred income taxes                                             3,542          3,588
                                                                   ---------      ---------
     Total current assets                                            120,998        125,864

Property, plant and equipment                                         97,512         91,980
Intangible assets (note 4)                                            16,388        138,006
Goodwill                                                             112,519        224,312
Derivative financial instruments                                      11,627         10,619
Other assets                                                           4,781         15,889
Deferred income taxes                                                  1,762          9,845

                                                                   ---------      ---------
Total assets                                                       $ 365,587      $ 616,515
                                                                   =========      =========
Liabilities and Shareholders' Equity

Current liabilities :
     Accounts payable and accrued liabilities                      $  52,454      $  53,659
     Income taxes payable                                              4,765              -
     Deferred income taxes                                             3,824          1,607
     Current portion of long-term debt (note 5)                        4,782          6,286
                                                                   ---------      ---------
     Total current liabilities                                        65,825         61,552

Long-term debt (note 5)                                               52,662        354,268
Deferred income taxes                                                 15,701         63,928
                                                                   ---------      ---------
Total liabilities                                                    134,188        479,748

Shareholders' equity
     Capital Stock (note 6)                                          105,044        135,453
     Share purchase loan                                                   -
     Additional paid-in capital                                          232          3,421
     Retained earnings (deficit)                                     115,647             92
     Accumulated other comprehensive income,
       net of income taxes of $0 in 2004 and $1,248 in 2005           10,476         (2,199)
                                                                   ---------      ---------
     Total shareholders' equity                                      231,399        136,767

                                                                   ---------      ---------
Total liabilities and shareholders' equity                         $ 365,587      $ 616,515
                                                                   =========      =========

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                        Consolidated Statements of Income
                          (In thousands of US dollars)

                                             MAAX INC.                                 BEAUCELAND            COMBINED
                                            Twelve-month          MAAX INC.           CORPORATION          Twelve-month
                                            period ended        March 1, 2004       June 4, 2004 to        period ended
                                         February 29, 2004     to June 3, 2004     February 28, 2005    February 28, 2005
                                         -----------------     ---------------     -----------------    -------------------
Net sales                                  $    495,737          $  143,836           $  376,042            $  519,878

Operating costs and expenses
     Cost of goods sold                         344,431              98,490              269,604               368,094
     Selling, general and
       administrative expenses (note 7)          80,061              36,670               69,472               106,142
     Depreciation and amortization               15,638               3,987               14,100                18,087
     Impairment of goodwill                       4,511                   -                    -                     -
                                           ------------          ----------           ----------            ----------
                                                444,641             139,147              353,176               492,323

Operating income                                 51,096               4,689               22,866                27,555

     Interest expense                             4,898               1,321               20,569                21,890
                                           ------------          ----------           ----------            ----------

Income before income taxes                       46,198               3,368                2,297                 5,665

Income taxes
     Current                                     11,832               3,922                  925                 4,847
     Deferred                                     2,415              (2,350)               1,280                (1,070)
                                           ------------          ----------           ----------            ----------
                                                 14,247               1,572                2,205                 3,777

Net income (loss)                          $     31,951          $    1,796           $       92            $    1,888
                                           ============          ==========           ==========            ==========

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                        Consolidated Statements of Income
                          (In thousands of US dollars)

                                                                  BEAUCELAND
                                              MAAX INC.          CORPORATION
                                            Three-month          Three-month
                                            period ended         period ended
                                          February 29, 2004    February 28, 2005
                                          -----------------    -----------------
Net sales                                   $  114,914            $   114,150

Operating costs and expenses
     Cost of goods sold                         80,251                 81,602
     Selling, general and
       administrative expenses (note 7)         24,820                 32,306
     Depreciation and amortization               4,279                  4,891
     Impairment of goodwill                      4,511                      -
                                            ----------            -----------
                                               113,861                118,799

Operating income (loss)                          1,053                 (4,649)

     Interest expense                              967                  6,696
                                            ----------            -----------

Income (loss) before income taxes                   86                (11,345)

Income taxes
     Current                                     2,530                 (1,953)
     Deferred                                   (3,302)                 3,764
                                            ----------            -----------
                                                  (772)                 1,811

Net income (loss)                           $      858            $   (13,156)
                                            ==========            ===========

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                      Consolidated Statements of Cash Flows
                          (In thousands of US dollars)

                                                           MAAX INC.                             BEAUCELAND            COMBINED
                                                         Twelve-month         MAAX INC.         CORPORATION          Twelve-month
                                                         period ended       March 1, 2004      June 4, 2004 to       period ended
                                                       February 29, 2004   to June 3, 2004    February 28, 2005    February 28, 2005
                                                       -----------------   ---------------    -----------------    -----------------
Cash flows related to operating activities :
     Net income                                          $      31,951       $     1,796         $       92            $   1,888
     Items not affecting cash :
        Impairment of goodwill                                   4,511                 -                  -                    -
        Depreciation and amortization                           15,638             3,987             14,100               18,087
        Amortization of financial expenses                         518               121              1,483                1,604
        Change in fair value of derivative
          financial instruments                                 (9,210)            2,679               (768)               1,911
        Stock-based compensation                                     -             2,714              1,481                4,195
        Deferred income taxes                                    2,415            (2,350)             1,280               (1,070)
     Net change in non-cash balances related
       to operations                                            16,964           (13,839)            11,694               (2,145)
                                                         -------------       -----------         ----------            ---------
                                                                62,787            (4,892)            29,362               24,470

Cash flows related to financing activities :
     Decrease in bank loan                                      (2,637)                -                  -                    -
     Increase (decrease) in bank overdraft                           -            54,844            (56,911)              (2,067)
     Proceeds from issuance of long-term debt                        -            34,000            373,282              407,282
     Repayment of long-term debt                               (40,434)          (81,963)           (31,685)            (113,648)
     Proceeds from issuance of shares                            1,748                33            135,453              135,486
     Debt issuance cost                                              -                 -            (13,510)             (13,510)
     Decrease in notes receivable related to the
       exercise of stock options                                     -                 -             11,772               11,772
     Interest, net of income taxes, from a share
       purchase loan                                                15                 -                  -                    -
     Dividends paid                                             (2,489)           (1,266)                 -               (1,266)
                                                         -------------       -----------         ----------            ---------
                                                               (43,797)            5,648            418,401              424,049

Cash flows related to investing activities :
     Business acquisition                                         (122)           (3,762)          (435,799)            (439,561)
     Additions to property, plant, equipment and
       intangibles                                             (17,851)           (2,563)            (5,851)              (8,414)
     Proceeds from disposal of property, plant
       and equipment                                             1,751               110                130                  240
     Other assets                                                 (914)            1,076               (233)                 843
                                                         -------------       -----------         ----------            ---------
                                                               (17,136)           (5,139)          (441,753)            (446,892)

                                                         -------------       -----------         ----------            ---------
Net increase (decrease) in cash and cash equivalents             1,854            (4,383)             6,010                1,627

Translation adjustement on cash denominated
  in foreign currencies                                            (55)              (84)              (551)                (635)

Cash and cash equivalents, beginning of period                   2,668             4,467                  -                4,467
                                                         -------------       -----------         ----------            ---------
Cash and cash equivalents, end of period                 $       4,467       $         -         $    5,459            $   5,459
                                                         =============       ===========         ==========            =========

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                      Consolidated Statements of Cash Flows
                          (In thousands of US dollars)

                                                                              BEAUCELAND
                                                          MAAX INC.          CORPORATION
                                                        Three-month          Three-month
                                                        period ended         period ended
                                                      February 29, 2004    February 28, 2005
                                                      -----------------    -----------------
Cash flows related to operating activities :
     Net income (loss)                                 $          858       $     (13,156)
     Items not affecting cash :
        Impairment of goodwill                                  4,511                   -
        Depreciation and amortization                           4,279               4,891
        Amortization of financial expenses                        149                 557
        Change in fair value of derivative
          financial instruments                                 3,522               4,034
        Stock-based compensation                                    -                 165
        Deferred income taxes                                  (3,302)              3,764
     Net change in non-cash balances related
       to operations                                            1,976              (1,223)
                                                       --------------       -------------
                                                               11,993                (968)

Cash flows related to financing activities :
     Decrease in bank loan                                        (65)             (2,192)
     Increase (decrease) in bank overdraft                          -              (2,067)
     Repayment of long-term debt                              (11,695)               (120)
     Proceeds from issuance of shares                             630               1,765
     Debt issuance cost                                             -                (984)
     Interest, net of income taxes, from a share
       purchase loan                                                8                   -
                                                       --------------       -------------
                                                              (11,122)             (3,598)

Cash flows related to investing activities :
     Business acquisition                                          (2)              2,289
     Additions to property, plant, equipment and
       intangibles                                             (5,062)             (2,232)
     Proceeds from disposal of property, plant
       and equipment                                              507                 (65)
     Other assets                                                (357)                 (9)
                                                       --------------       -------------
                                                               (4,914)                (17)

                                                       --------------       -------------
Net decrease in cash and cash equivalents                      (4,043)             (4,583)

Translation adjustement on cash denominated
  in foreign currencies                                          (358)               (328)

Cash and cash equivalents, beginning of period                  8,868              10,370
                                                       --------------       -------------

Cash and cash equivalents, end of period               $        4,467       $       5,459
                                                       ==============       =============

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                 Consolidated Statement of Shareholders' Equity
                          (In thousands of US dollars)

                                                                                    Accumulated
                                                                                       other
                                                          Additional   Retained       compre-
                                               Common      paid-in     earnings       hensive    Comprehensive
                                                stock      capital     (deficit)       income       income
                                             ----------   ----------   ----------   -----------  -------------
Balance as at February 29, 2004              $  105,044   $    232     $ 115,647    $ 10,476     $

Net Income                                            -          -         1,796           -          1,796

Foreign currency translation                          -          -             -      (2,811)        (2,811)
                                                                                                 ----------

Total comprehensive income                            -          -             -           -       $ (1,015)
                                                                                                 ==========

Dividends paid                                        -          -        (1,266)          -

Stock based-compensation                              -      2,714             -           -

Tax deduction on stock options exercised              -        219             -           -

Issuance of common shares                        11,809          -             -           -
                                             ----------   --------     ---------    --------

Balance, as at June 3, 2004                  $  116,853   $  3,165     $ 116,177    $  7,665
                                             ----------   --------     ---------    --------

Merger transaction                             (116,853)    (3,165)     (116,177)     (7,665)

Net Loss                                              -          -            92           -             92

Foreign currency translation, net of income
  taxes of $1,248                                     -          -             -      (2,174)        (2,174)

Change in fair market value of
 derivative financial instruments, net of
 income taxes of ($94)                                -          -             -         (25)           (25)
                                                                                                 ----------

Total comprehensive income                            -          -             -           -       $ (2,107)
                                                                                                 ==========

Stock options from MAAX Inc. stock-option
   plan rolled-over                                   -      2,690             -           -

Stock-based compensation                              -        731             -           -

Issuance of common shares                       135,453          -             -           -
                                             ----------   --------     ---------    --------

Balance, as of February 28, 2005             $  135,453   $  3,421     $      92    $ (2,199)
                                             ==========   ========     =========    ========

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                 Consolidated Statement of Shareholders' Equity
                          (In thousands of US dollars)

                                                                                         Accumulated
                                                                                            other
                                                          Share   Additional               compre-
                                              Common    purchase   paid-in    Retained     hensive    Comprehensive
                                               stock      loan      capital   earnings     income        income
                                             ---------  --------  ----------  ---------  -----------  -------------
Balance as at February 29, 2003              $ 103,057  $  (409)  $      185  $ 86,176   $   (1,262)  $

Net Income                                           -        -            -    31,951            -       31,951

Foreign currency translation                         -        -            -         -       11,738       11,738
                                                                                                      ----------

Total comprehensive income                           -        -            -         -            -      $43,689
                                                                                                      ==========
Dividends paid                                       -        -            -    (2,489)           -

Tax deduction on stock options exercised             -        -           47         -            -

Interest, net of $6 of income taxes, from a
 share purchase loan                                 -        -            -         9            -

Issuance of common shares on exercice
 of stock options                                1,636        -            -         -            -

Issuance of common shares on business
 acquisition                                       351        -            -         -            -

Repayment of share purchase loan                     -      102            -         -            -

Forgiveness of share purchase loan                   -      307            -         -            -
                                             ---------  -------   ----------  --------   ----------

Balance, as at February 29, 2004             $ 105,044  $     -   $      232  $115,647   $   10,476
                                             =========  =======   ==========  ========   ==========

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of financial statement presentation

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring items, considered necessary for a fair presentation of financial data have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the Predecessor Company's annual financial statements for the year ended February 29, 2004.

      On June 4, 2004, Beauceland Corporation acquired all the outstanding shares of the Predecessor Company (MAAX Inc.) in a business combination accounted for as a purchase as described in note 2. As a result of the acquisition, the combined financial statements for the periods after the acquisition are presented on a different cost basis than that for the periods before the acquisition and therefore are not comparable.

      Consolidation

      The consolidated financial statements, expressed in US dollars, include the accounts of MAAX Inc. (MAAX) and all its subsidiaries up to June 3, 2004 and the accounts of Beauceland Corporation and all its subsidiaries starting June 4, 2004, (the Company). All significant intercompany balances and transactions have been eliminated on consolidation.

      Reporting currency

      The functional and reporting currency of the Company is the US dollar.

      The financial statements of the Company's Canadian and Netherlands subsidiaries are measured in Canadian dollars and Euros, their functional currencies, and are translated in U.S. Dollars as follows: assets and liabilities of these subsidiaries are translated at exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rate in effect during the year. The resulting cumulative translation adjustments are recorded in other comprehensive income.

      The functional currency of MAAX is the Canadian dollar. However, MAAX has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet, while revenues and expenses are translated at the annual year-to-date average exchange rate. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the accumulated other comprehensive income in shareholders' equity.

      Assets held for sale

      During the twelve-month period ended February 28, 2005, the Management of the Company put up for sale three commercial buildings and adjacent land that have been identified as excess assets since the Company has moved its headquarter and consolidated some of its activities. As of February 28, 2005, the Company had sold one building and signed letters of intent to sell the two other buildings. These assets are reported on the Company's consolidated balance sheet as "assets held for sale" at their fair value less cost to sell.

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Intangible assets

      Intangible assets are stated at cost and have definite useful lives. Amortization is calculated using the straight-line method over the following periods:

Enterprise Resource Planning System   15 years
Trademarks                            40 years
Distribution networks                 5 and 25 years
Non-compete agreements                5 years

      Stock-based compensation

      The Parent Company has a stock-based compensation plan, which is described below. The Company accounts for the fair value of its grants under this plan in accordance with SFAS No. 123, "Accounting for stock-based compensation" The compensation costs that has been charged against income for this plan was $ 731,000 for the period from June 4, 2004 to February 28, 2005.

      Under this plan, the Parent Company may grant options to its senior management and some members of the Board of directors for up to 299,517 shares (813,326 shares before December 10, 2004) of common stock. The exercise price of each option equals the estimated market value of the Parent Company's stock on the date of grant and an option's maximum term is ten years, or earlier in cases of termination of employment, retirement or death. Under this program, 30 % of the options granted vest over a five year period (6 % at each of the first five anniversary dates) and 70 % of the options granted vest (14 % each year) upon the Parent Company attainment of certain equity targets.

      On December 10, 2004, 450,550 options were cancelled in exchange of a nominal amount of $1,912,000 paid to the senior management and some members of the Board of directors.

      The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions : dividend yield of 0 %; expected volatily of 0 %; risk-free interest rate of 4.05 %; and expected life of 5 years.

      A summary of the status of the Company's stock option plan as of February 28, 2005, and changes during the period ended on that date, is presented below :

                                                            Weighted
                                              Shares    average exercise
                                               (000)         price
                                              ------    ----------------
Outstanding at beginning of year                   -                 -
Granted                                          737     $       16.68
Cancelled                                       (450)            16.56
                                              ------     -------------

Outstanding as of February 28, 2005              287     $       16.87
                                              ======     =============

Options exercisable as of February 28, 2005        -                 -
                                              ======     =============

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      The following table summarizes information on outstanding stock options as at February 28, 2005:

                                   Options outstanding               Vested options
                          ------------------------------------   -----------------------
                                     Average      Weighted                   Weighted
                                    remaining      average                    average
Range of exercise price   Number      life      exercise price   Number   exercise price
-----------------------   -------   ---------   --------------   ------   --------------
$16.56                    262,645   4.3 years       $ 16.56         -           -
$20.24                     24,000   4.9 years       $ 20.24         -           -
                          -------   ---------       -------        ---         ---
$16.56 to $20.24          286,645   4.4 years       $ 16.87         -           -

      Under this plan, 12,872 stock options may still be granted at the end of the year.

      Certain member of management rolled stock-options of MAAX's previous option plan into our Parent Company. The value of these options has been recorded as additionnal paid-in capital on June 4, 2004. A summary of the status of these stock-options as of February 28, 2005 and changes during the period ended on that date, is presented below:

                                                           Weighted
                                              Shares   average exercise
                                               (000)        price
                                              ------   ----------------
Outstanding at beginning of period                -             -
Rolled-over                                     174          4.91
Exercised                                        (9)         6.75
                                                ---          ----

Outstanding as of February 28, 2005             165          4.81
                                                ===          ====

Options exercisable as of February 28, 2005     165          4.81
                                                ===          ====

      A member of management also received options to purchase 42,995 preferred shares of the Parent Company for $0.01 each. An amount of $ 750,000 has been recorded as a compensation expense in the period from June 4, 2004 to February 28, 2005.

      Up to June 3, 2004, MAAX had a stock-based compensation plan, which is described in Note 12 to the annual financial statements of MAAX for the year ended February 29, 2004. MAAX was accounting for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. Compensation cost was not recorded because the option exercise price was equal to the market value of the underlying common stock on the date of grant.

      If the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation, the charge against income would have been $1,108,000 for the period from March 1, 2004 to June 3, 2004.

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

2.    BUSINESS ACQUISITION :

      On June 4, 2004, the Company acquired all common shares outstanding of MAAX Inc., a canadian publicly traded company operating in the Bathroom, Kitchen and Spas sectors, for an amount in cash of CA $ 22.50 per share for a total cash consideration of $435,676,000 and stock options for $2,690,000. The transaction was paid by an investment of the shareholders, for an amount of $ 133,688,000 and by the issuance of long-term debt for an amount of $ 373,282,000. The excess of the financing received over the consideration paid was used to repay existing debts of MAAX Inc.

      The business combination has been accounted for using the purchase method and the results are consolidated from the date of acquisition.

      The Company has allocated the excess of the purchase price over the book value of the acquired company as required by SFAS No. 141 Business Combinations. This statement requires that intangible assets acquired in a business combination be recognized and reported apart from goodwill.

      The fair values of the assets acquired and the liabilities assumed are summarized as follows :

Net working capital excluding cash                            84,863
Fixed assets                                                  96,261
Enterprise Resource Planning System                            9,043
Brands and trademarks                                         97,837
Distribution networks                                         28,736
Non-Compete agreements                                         3,943
Goodwill                                                     228,718
Other long-term assets                                        12,851
                                                             -------

                                                             562,252
                                                             -------

Bank overdraft                                               (54,846)
Long-term debt                                                (9,851)
Other long-term liability                                    (59,189)
                                                             -------

                                                             438,366
                                                             =======

Consideration
 Cash                                                        435,676
 Stock options from MAAX inc. stock-option plan rolled-over    2,690
                                                             -------

                                                             438,366
                                                             =======

      The Company recorded adjustments related to the purchase price allocation to its statements of income. As a result, the company recorded an after-tax non-recurring charges of $4,741,000, of which $4,249,000 is included in the cost of goods sold. Following SFAS No. 141 (Business Combinations), the Company recorded a deferred income tax liability of $40,326,000 due mainly to the non-deductibility of the intangible assets identified through the purchase price allocation process.

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

3.    INVENTORIES

                                                   BEAUCELAND
                                       MAAX INC.   CORPORATION
                                     February 29,  February 28,
                                        2004          2005
                                     -----------   -----------
Raw material                         $    25,091   $    24,178
Work in progress and finished goods       20,593        20,409
                                     -----------   -----------
                                     $    45,684   $    44,587
                                     ===========   ===========

4.    INTANGIBLE ASSETS

                                                               BEAUCELAND CORPORATION
                                   MAAX INC.                     February 28, 2005
                               February 29, 2004                   Accumulated
                                Net book value       Cost          depreciation        Net book value
                               -----------------  -----------  ----------------------  --------------
Enterprise Resource Planning
  System                       $           9,304  $    12,391        $    2,648        $        9,743
Brands and trademarks                      4,088       97,859             1,659                96,200
Distribution networks                      2,578       29,564               884                28,680
Non-compete agreements                       418        4,125               742                 3,383
                               -----------------  -----------        ----------        --------------

                               $          16,388  $   143,939        $    5,933        $      138,006
                               =================  ===========        ==========        ==============

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

5.    LONG-TERM DEBT :

                                                                                  BEAUCELAND
                                   Effective interest                MAAX INC.   CORPORATION
                                      rate as at         Years of   February 29, February, 28,
                                   February 28, 2005     maturity     2004           2005
                                   ------------------   ---------  ------------  ------------
Term A loan (CA $ 117,000,000)            5.20%              2010             -        94,852

Term B loan                               5.40%              2012             -       114,425

Senior unsecured notes                    9.75%              2013             -       150,000

Capital lease obligation                  8-10%              2008                         809

Other                                   Various         2005-2014           611           468

Revolving credit                           1.9%              2006         2,000             -

Senior unsecurred notes,                   6.7%              2009        45,500             -

Notes payables on a business
  acquisition, unsecured,                  3.0%         2005-2006         9,333             -
                                                                   ------------  ------------

                                                                         57,444       360,554

Current portion of long-term debt                                         4,782         6,286
                                                                   ------------  ------------
Long-term debt                                                     $     52,662  $    354,268
                                                                   ============  ============

      The Company also has access to an authorized revolving credit facility of an amount of CA$ 50 million or its equivalent in US dollars, bearing interest at LIBOR rate plus 2.5 %.

      Term A loan bears interest at Banker's acceptance rate or LIBOR plus 2.5 % and Term B loan bears interest at LIBOR rate plus 2.75 %. The principal amounts of these term loans must be repaid in consecutive quarterly installments from March 2005 to September 2009 for the Term A loan and from March 2005 to June 2011 for the Term B loan.

      The revolving credit facility, term A loan facility and term B loan facility are guaranteed by all existing and future, direct and indirect Canadian and U.S. subsidiaries of the Company, subject to certain exceptions agreed to in the loan documents. In addition, the Company's obligations under the facility and the obligations of the subsidiary guarantors under the guarantees are secured by substantially all of the assets of the Company and each of the subsidiary guarantors. The agreement governing these credit facilities contain certain convenants including the obligation to maintain certain financial ratios.

      The Company's senior unsecured notes bear interest at a rate of 9.75 % and are fully redeemable upon maturity in June 2012. The agreement governing these notes contains certain covenants including the obligation to maintain certain financial ratios.

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

6.    CAPITAL STOCK

      The authorized capital of the Company consists in 100,000 common shares without nominal or par value.

      Issued and paid : 2,000 shares

7.    INFORMATION ON THE CONSOLIDATED STATEMENTS OF INCOME

      Selling, general and administrative expenses include the change in fair value of derivative financial instruments which represent a gain of $ 6,283,000 for the twelve-month period ended February 28, 2005 (loss of $ 1,431,000 for the three-month period ended February 28, 2005) and a gain of $ 14,405,000 for the corresponding period of the previous year (loss of $ 1,648,000 for the three-month period ended February 29, 2004).

      In addition, costs of $ 10,760,000 related to the purchase transaction of MAAX are included in the selling, general and administrative expenses for the twelve-month period ended February 28, 2005 ($ 518,000 for the three-month period ended February 28, 2005) and $ 4,241,000 for the corresponding twelve-month period of the previous year ($865,000 for the three-month period of the previous year.

8.    WARRANTIES AND GUARANTEES

      Products sold by the Company are covered by a basic limited warranty with terms and conditions that vary depending upon the product and country in which it was sold. The Company estimates the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Each quarter, the Company reassesses the adequacy of its recorded warranty liabilities and adjusts the amount as necessary.

      The Company has guaranteed a portion of the residual values of certain assets under operating leases with expiry dates between 2005 and 2011, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $ 401,000. The Company has not recorded any liability associated with these guarantees.

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

9.    SEGMENTED INFORMATION :

      Reconciliation with the financial statements of revenues and assets by business segment are :

                                       BEAUCELAND
                    MAAX INC.          CORPORATION
                   Three-month        Three-month
                   period ended       period ended
                 February 28, 2004  February 28, 2005
                 -----------------  -----------------
Net sales
       Bathroom  $          94,997  $          93,433
       Kitchen               9,333              9,705
       Spas                 10,584             11,012
                 -----------------  -----------------
                 $         114,914  $         114,150
                 =================  =================

                      MAAX INC.                         BEAUCELAND          COMBINED
                    Twelve-month       MAAX INC.       CORPORATION        Twelve-month
                    period ended     March 1, 2004    June 4, 2004 to     period ended
                 February 29, 2004  to June 3, 2004  February 28, 2005  February 28, 2005
                 -----------------  ---------------  -----------------  -----------------
Net sales
       Bathroom  $         400,776  $       117,985  $         301,401  $         419,386
       Kitchen              40,742           10,645             33,403             44,048
       Spas                 54,219           15,206             41,238             56,444
                 -----------------  ---------------  -----------------  -----------------
                 $         495,737  $       143,836  $         376,042  $         519,878
                 =================  ===============  =================  =================

                                         BEAUCELAND
                        MAAX INC.       CORPORATION
                      Three-month       Three-month
                     period ended      period ended
                  February 29, 2004  February 28, 2005
                  -----------------  -----------------
Operating income
       Bathroom   $          8,175   $           (805)
       Kitchen                (772)            (3,013)
       Spas                 (6,350)              (831)
                  ----------------   ----------------
                  $          1,053   $         (4,649)
                  ================   ================

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

9.    SEGMENTED INFORMATION (CONTINUED) :

                       MAAX INC.                          BEAUCELAND         COMBINED
                     Twelve-month       MAAX INC.        CORPORATION       Twelve-month
                     period ended     March 1, 2004    June 4, 2004 to     period ended
                  February 29, 2004  to June 3, 2004  February 28, 2005  February 28, 2005
                  -----------------  ---------------  -----------------  -----------------
Operating income
       Bathroom   $         49,881   $        5,053   $         24,994   $         30,047
       Kitchen               6,899             (333)            (1,844)            (2,177)
       Spas                 (5,684)             (31)              (284)              (315)
                  ----------------   --------------   ----------------   ----------------
                  $         51,096   $        4,689   $         22,866   $         27,555
                  ================   ==============   ================   ================

                                                       BEAUCELAND
                                      MAAX INC.       CORPORATION
                                    Three-month       Three-month
                                   period ended       period ended
                                 February 29, 2004  February 28, 2005
                                 -----------------  -----------------
Depreciation and amortization :
       Bathroom                  $           3,423  $           4,151
       Kitchen                                 461                449
       Spas                                    395                291
                                 -----------------  -----------------
                                 $           4,279  $           4,891
                                 =================  =================

                                     MAAX INC.                          BEAUCELAND          COMBINED
                                   Twelve-month       MAAX INC.        CORPORATION        Twelve-month
                                   period ended     March 1, 2004     June 4, 2004 to     period ended
                                 February 29, 2004  to June 3, 2004  February 28, 2005  February 28, 2005
                                 -----------------  ---------------  -----------------  -----------------
Depreciation and amortization :
       Bathroom                  $          12,490  $         3,308  $          12,031  $          15,339
       Kitchen                               1,771              445              1,353              1,798
       Spas                                  1,377              234                716                950
                                 -----------------  ---------------  -----------------  -----------------
                                 $          15,638  $         3,987  $          14,100  $          18,087
                                 =================  ===============  =================  =================

           BEAUCELAND CORPORATION AND PREDECESSOR COMPANY (MAAX INC.)
                   Notes to Consolidated Financial Statements
           (tabular amounts are expressed in thousands of US dollars)

9.     SEGMENTED INFORMATION (CONTINUED) :

                                                                                 BEAUCELAND
                                                               MAAX INC.         CORPORATION
                                                              Three-month        Three-month
                                                             period ended       period ended
                                                           February 29, 2004  February 28, 2005
                                                           -----------------  -----------------
Additions to property, plant, equipment, and intangibles
       Bathroom                                            $           4,674  $           1,770
       Kitchen                                                           244                343
       Spas                                                              144                119
                                                           -----------------  -----------------
                                                           $           5,062  $           2,232
                                                           =================  =================

                                                               MAAX INC.                           BEAUCELAND         COMBINED
                                                              Twelve-month       MAAX INC.        CORPORATION       Twelve-month
                                                             period ended      March 1, 2004    June 4, 2004 to     period ended
                                                           February 29, 2004  to June 3, 2004  February 28, 2005  February 28, 2005
                                                           -----------------  ---------------  -----------------  -----------------
Additions to property, plant, equipment, and intangibles
       Bathroom                                            $          16,462  $         2,048  $           4,588  $           6,636
       Kitchen                                                           758              349                865              1,214
       Spas                                                              631              166                398                564
                                                           -----------------  ---------------  -----------------  -----------------
                                                           $          17,851  $         2,563  $           5,851  $           8,414
                                                           =================  ===============  =================  =================

10.   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.